SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            AMENDMENT TO SCHEDULE 13D
                                (Amendment No. 8)

                    Under the Securities Exchange Act of 1934

                            FIRST INDIANA CORPORATION
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                          -----------------------------
                         (Title of Class of Securities)

                                   32054R 10 8
                                 (CUSIP Number)


ROBERT H. McKINNEY               With a Copy to:   DAVID A. BUTCHER
2800 First Indiana Plaza                           Bose McKinney & Evans LLP
135 North Pennsylvania Street                      2700 First Indiana Plaza
Indianapolis, Indiana 46204                        135 N. Pennsylvania Street
(317) 634-1400                                     Indianapolis, Indiana 46204
                                                   (317) 684-5123

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                               September 29, 2000
                               ------------------
                          (Date of event which requires
                            filing of this statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

     Check the following box if a fee is being paid with this statement: [ ]

CUSIP No. 32054R 10 8
-------------------------------------------------------------------------------

      (1)      Name of Reporting Person:                      Robert H. McKinney
               S.S. or I.R.S. Identification No.:             ###-##-####
-------------------------------------------------------------------------------

      (2)      Check the Appropriate Box if a Member of a Group

               (a)
                    ------

               (b)    x
                    ------
-------------------------------------------------------------------------------

      (3)      SEC Use Only
-------------------------------------------------------------------------------

      (4)      Source of Funds                                Not Applicable
-------------------------------------------------------------------------------

      (5)      Check if Disclosure of Legal Proceedings is Required Pursuant
               to Items 2(d) or 2(e):  [  ]
-------------------------------------------------------------------------------

      (6)      Citizenship or Place of Organization:   United States Citizen
-------------------------------------------------------------------------------

Number of Shares             (7) Sole Voting Power             717,883 shares
  Beneficially
  Owned by Each              (8) Shared Voting Power           707,359 shares
  Reporting Person
  With                       (9) Sole Dispositive Power        717,883 shares

                             (10) Shared Dispositive Power     707,359 shares
-------------------------------------------------------------------------------

      (11)     Aggregate Amount Beneficially
               Owned by Each Reporting Person       1,425,242 shares
-------------------------------------------------------------------------------

      (12)     Check if the Aggregate Amount
               in Row (11) Excludes Certain Shares             [   ]
-------------------------------------------------------------------------------

      (13)     Percent of Class Represented by Amount in Row (11)  11.39%
-------------------------------------------------------------------------------

      (14)     Type of Reporting Person                        IN
-------------------------------------------------------------------------------

CUSIP No. 32054R 10 8
-------------------------------------------------------------------------------

      (1)      Name of Reporting Person:                        Marni McKinney
               S.S. or I.R.S. Identification No.:               ###-##-####
-------------------------------------------------------------------------------

      (2)      Check the Appropriate Box if a Member of a Group

               (a)
                    ------

               (b)    x
                    ------
-------------------------------------------------------------------------------

      (3)      SEC Use Only
-------------------------------------------------------------------------------

      (4)      Source of Funds                                  Not Applicable
-------------------------------------------------------------------------------

      (5)      Check if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e):  [  ]
-------------------------------------------------------------------------------

      (6)      Citizenship or Place of Organization:   United States Citizen
-------------------------------------------------------------------------------

Number of Shares             (7) Sole Voting Power             661,053 shares
  Beneficially
  Owned by Each              (8) Shared Voting Power           673,041 shares
  Reporting Person
  With                       (9) Sole Dispositive Power        661,053 shares

                             (10) Shared Dispositive Power     673,041 shares
-------------------------------------------------------------------------------

      (11)     Aggregate Amount Beneficially
               Owned by Each Reporting Person       1,334,094 shares
-------------------------------------------------------------------------------

      (12)     Check if the Aggregate Amount
               in Row (11) Excludes Certain Shares                     [   ]
-------------------------------------------------------------------------------

      (13)     Percent of Class Represented by Amount in Row (11)   10.65%
-------------------------------------------------------------------------------

      (14)     Type of Reporting Person                        IN
-------------------------------------------------------------------------------

CUSIP No. 32054R 10 8
-------------------------------------------------------------------------------

     (1)  Name of Reporting Person:             Robert H. McKinney Irrevocable
                                                GST Trust
          S.S. or I.R.S. Identification No.:    35-6547725
-------------------------------------------------------------------------------

     (2)      Check the Appropriate Box if a Member of a Group

              (a)
                   ------

              (b)    x
                   ------
-------------------------------------------------------------------------------

     (3)      SEC Use Only
-------------------------------------------------------------------------------

     (4)      Source of Funds                                  Not Applicable
-------------------------------------------------------------------------------

     (5)      Check if Disclosure of Legal Proceedings
              is Required Pursuant to Items 2(d) or 2(e):  [  ]
-------------------------------------------------------------------------------

     (6)      Citizenship or Place of Organization:   United States Citizen
-------------------------------------------------------------------------------

Number of Shares             (7) Sole Voting Power             432,007 shares
  Beneficially
  Owned by Each              (8) Shared Voting Power                 0 shares
  Reporting Person
  With                       (9) Sole Dispositive Power        432,007 shares

                             (10) Shared Dispositive Power           0 shares
-------------------------------------------------------------------------------

      (11)     Aggregate Amount Beneficially
               Owned by Each Reporting Person       432,007 shares
-------------------------------------------------------------------------------

      (12)     Check if the Aggregate Amount
               in Row (11) Excludes Certain Shares                     [   ]
-------------------------------------------------------------------------------

      (13)     Percent of Class Represented by Amount in Row (11)  3.47%
-------------------------------------------------------------------------------

      (14)     Type of Reporting Person                         OO
-------------------------------------------------------------------------------

CUSIP No. 32054R 10 8
-------------------------------------------------------------------------------

      (1)  Name of Reporting Person:                Robert H. McKinney
                                                    Irrevocable Family Trust
           S.S. or I.R.S. Identification No.:       35-6452993
-------------------------------------------------------------------------------

      (2)      Check the Appropriate Box if a Member of a Group

               (a)
                    ------

               (b)    x
                    ------
-------------------------------------------------------------------------------

      (3)      SEC Use Only
-------------------------------------------------------------------------------

      (4)      Source of Funds                                Not Applicable
-------------------------------------------------------------------------------

      (5)      Check if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e):  [  ]
-------------------------------------------------------------------------------

      (6)      Citizenship or Place of Organization:   United States Citizen
-------------------------------------------------------------------------------

Number of Shares             (7) Sole Voting Power             29,048 shares
  Beneficially
  Owned by Each              (8) Shared Voting Power                0 shares
  Reporting Person
  With                       (9) Sole Dispositive Power        29,048 shares

                             (10) Shared Dispositive Power          0 shares
-------------------------------------------------------------------------------

      (11)     Aggregate Amount Beneficially
               Owned by Each Reporting Person       29,048 shares
-------------------------------------------------------------------------------

      (12)     Check if the Aggregate Amount
               in Row (11) Excludes Certain Shares                     [   ]
-------------------------------------------------------------------------------

      (13)     Percent of Class Represented by Amount in Row (11)  0.23%
-------------------------------------------------------------------------------

      (14)     Type of Reporting Person                        OO
-------------------------------------------------------------------------------

CUSIP No. 32054R 10 8
-------------------------------------------------------------------------------

      (1)      Name of Reporting Person:                  McKinney Family, L.P.
               S.S. or I.R.S. Identification No.:         35-1967612
-------------------------------------------------------------------------------

      (2)      Check the Appropriate Box if a Member of a Group

               (a)
                    ------

               (b)    x
                    ------
-------------------------------------------------------------------------------

      (3)      SEC Use Only
-------------------------------------------------------------------------------

      (4)      Source of Funds                                  Not Applicable
-------------------------------------------------------------------------------

      (5)      Check if Disclosure of Legal Proceedings
               is Required Pursuant to Items 2(d) or 2(e):  [  ]
-------------------------------------------------------------------------------

      (6)      Citizenship or Place of Organization:   United States Citizen
-------------------------------------------------------------------------------

Number of Shares             (7) Sole Voting Power             673,041 shares
  Beneficially
  Owned by Each              (8) Shared Voting Power                 0 shares
  Reporting Person
  With                       (9) Sole Dispositive Power        673,041 shares

                             (10) Shared Dispositive Power           0 shares
-------------------------------------------------------------------------------

      (11)     Aggregate Amount Beneficially
               Owned by Each Reporting Person       673,041 shares
-------------------------------------------------------------------------------

      (12)     Check if the Aggregate Amount
               in Row (11) Excludes Certain Shares                     [   ]
-------------------------------------------------------------------------------

      (13)     Percent of Class Represented by Amount in Row (11)  5.41%
-------------------------------------------------------------------------------

      (14)     Type of Reporting Person                        OO
-------------------------------------------------------------------------------

Item 1. Security and Issuer. This statement relates to the common stock, $0.01 par value of First Indiana Corporation (the "Issuer"), whose principal executive offices are located at 135 North Pennsylvania Street, Suite 2800, Indianapolis, Indiana 46204.

Item 2.  Identity  and  Background.  This  statement  is  filed  jointly  by the
following  persons   (individually  a  "Reporting   Person,"   collectively  the
"Reporting Persons"):

          (a) Robert H. McKinney, a United States Citizen whose business address is 135 N. Pennsylvania Street, Indianapolis, Indiana 46204. Mr. McKinney's present principal occupations are Chairman of the Issuer and Chairman of the Executive Committee of First Indiana Bank

          (b) Marni McKinney (formerly known as Marni M. Jakubovie), a United States Citizen whose business address is 135 N. Pennsylvania Street, Suite 2800, Indianapolis, Indiana 46204. Ms. McKinney's present principal occupation is Vice Chairman and Chief Executive Officer of the Issuer and Chairman of First Indiana Bank

          (c) The Robert H. McKinney Irrevocable GST Trust under agreement dated January 4, 1993 (the "GST Trust"), a trust organized under the laws of the State of Indiana. Marni McKinney is the sole trustee of the GST Trust and has a business address of 135 N. Pennsylvania Street, Suite 2800, Indianapolis, Indiana 46204. Ms. McKinney has sole power to dispose of and to vote any shares of stock held in the GST Trust.

          (d) The Robert H. McKinney Irrevocable Family Trust under agreement dated July 1, 1993 (the "Family Trust"), a trust organized under the laws of the State of Indiana. Marni McKinney is the sole trustee of the Family Trust and has a business address of 135 N. Pennsylvania Street, Suite 2800, Indianapolis, Indiana 46204. Ms. McKinney has sole power to dispose of and to vote any shares of stock held in the Family Trust.

          (e) McKinney Family, L.P. (the "Partnership"), a limited partnership organized under the laws of the State of Indiana. Robert H. McKinney and the Family Trust are the sole general partners of the Partnership and have a business address of 135 N. Pennsylvania Street, Suite 2800, Indianapolis, Indiana 46204.

           During the last five years none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any of them, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.  Not applicable;  see
Item 4 below.

Item 4. Purpose of Transaction. The transactions which are the subject of this Amendment No. 8 to Schedule 13D involve the acquisition of the Issuer's common shares through the merger of The Somerset Group, Inc. with and into the Issuer effective September 29, 2000 (the "Somerset Merger").

           None of the Reporting Persons has any present plans or proposals which relate to or would result in: (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (v) any material change in the present capitalization or dividend policy of the Issuer;
(vi) any other material change in the Issuer's business or corporate  structure;
(vii) changes in the Issuer's charter, by-laws or other instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (ix) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (x) any action similar to any of those enumerated above. Item 4 disclosure provisions regarding any plans or proposals to make any changes in a company's investment policy for which a vote is required by Section 13 of the Investment Company Act of 1940 are inapplicable.

Item 5.  Interest in Securities of the Issuer.
------   ------------------------------------

           (a) Robert H. McKinney beneficially owns 1,425,242 shares (11.39%) of the Issuer, including 650,108 shares which are individually owned by Mr. McKinney, 673,041 shares which are owned by the Partnership, 2,139 shares which are owned through a managed account, 34,318 shares which are owned by Mr. McKinney's spouse and 65,636 shares as to which Mr. McKinney has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Securities Exchange Act of 1934 (the "Exchange Act") or which are restricted stock.

                    Marni McKinney beneficially owns 1,334,094 shares (10.65%) of the Issuer, including 116,269 shares which are individually owned by Ms. McKinney, 133 shares which are owned through a managed account, 673,041 shares which are owned by the Partnership, 432,007 shares which are owned by the GST Trust, 29,048 shares which are owned by the Family Trust and 83,596 shares as to which Ms. McKinney has the right to acquire beneficial ownership as specified in Rule 13d-3(d)(1) under the Exchange Act or which are restricted stock.

                    The GST Trust beneficially owns 432,007 shares (3.47%) of the Issuer.

                    The Family Trust beneficially owns 29,048 shares (0.23%) of the Issuer.

                    The Partnership beneficially owns 673,041 shares (5.41%) of the Issuer.

                    All of the Reporting Persons in the aggregate beneficially own a total of 2,086,295 shares (16.57%) of the Issuer.

           (b) Number of shares as to which Robert H. McKinney (including shares of his spouse) has:

                          (i)        Sole power to vote or to
                                     direct the vote ...................717,883

                         (ii)        Shared power to vote or to
                                     direct the vote ...................707,359

                        (iii)        Sole power to dispose or to
                                     direct the disposition of  ........717,883

                         (iv)        Shared power to dispose or to
                                     direct the disposition of .........707,359

                    Number of shares as to which Marni McKinney has:

                          (i)        Sole power to vote or to
                                     direct the vote ...................661,053

                         (ii)        Shared power to vote or to
                                     direct the vote ...................673,041

                        (iii)        Sole power to dispose or to
                                     direct the disposition of .........661,053

                         (iv)        Shared power to dispose or to
                                     direct the disposition of .........673,041

                    Number of shares as to which the GST Trust has:

                          (i)        Sole power to vote or to
                                     direct the vote ...................432,007

                         (ii)        Shared power to vote or to
                                     direct the vote .........................0

                        (iii)        Sole power to dispose or to
                                     direct the disposition of .........432,007

                         (iv)        Shared power to dispose or to
                                     direct the disposition of ...............0

                    Number of shares as to which the Family Trust has:

                          (i)        Sole power to vote or to
                                     direct the vote ....................29,048

                         (ii)        Shared power to vote or to
                                     direct the vote .........................0

                        (iii)        Sole power to dispose or to
                                     direct the disposition of ..........29,048

                         (iv)        Shared power to dispose or to
                                     direct the disposition of ...............0

                    Number of shares as to which the Partnership has:

                          (i)        Sole power to vote or to
                                     direct the vote ...................673,041

                         (ii)        Shared power to vote or to
                                     direct the vote .........................0

                        (iii)        Sole power to dispose or to
                                     direct the disposition of .........673,041

                         (iv)        Shared power to dispose or to
                                     direct the disposition of ...............0

           (c) Within the last 60 days none of the Reporting Persons has engaged in any transactions involving the Issuer's securities, other than the Somerset Merger and a partial distribution by the Family Trust to beneficiaries (which included Marni McKinney).

           (d)      Not Applicable.

           (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer. Robert H. McKinney is the father of Marni McKinney and each is an executive officer and director of the Issuer. Marni McKinney is the trustee of the GST Trust and of the Family Trust. Robert H. McKinney and the Family Trust are the general partners of the Partnership.

     Except to the extent that the Reporting Persons are deemed to constitute a group by virtue of their personal and business relationships, each Reporting Person expressly disclaims membership in a group and beneficial ownership of the shares of common stock of the Issuer owned individually by the other Reporting Persons.


Item 7.  Material to be Filed as Exhibits.

     The following exhibit is filed with this statement:

     Exhibit A  Written Agreement Relating to the Filing of Joint 13D Statement.

                                    SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  December 18, 2000                     /s/  Robert H. McKinney
                                             -------------------------
                                               Robert H. McKinney


                                              /s/  Marni McKinney
                                             -------------------------
                                                   Marni McKinney


                                             THE ROBERT H. McKINNEY
                                             IRREVOCABLE GST TRUST


                                                      /s/  Marni McKinney
                                             By:  ______________________
                                                     Marni McKinney,
                                                          Trustee


                                             THE ROBERT H. McKINNEY
                                             IRREVOCABLE FAMILY TRUST


                                                      /s/  Marni McKinney
                                             By:  ________________________
                                                     Marni McKinney
                                                          Trustee

                                             McKINNEY FAMILY, L.P.


                                                      /s/  Robert H. McKinney
                                             By:  ________________________
                                                     Robert H. McKinney
                                                      General Partner

                                    Exhibit A


                    WRITTEN AGREEMENT RELATING TO THE FILING
                   OF JOINT 13D STATEMENT -- SEC RULE 13d-1(f)


           Pursuant to Rule 13d-1(f) of the Securities and Exchange Commission, each of the undersigned hereby agrees to the joint filing of a Schedule 13D statement under the Securities Exchange Act of 1934 and any amendments thereto relating to acquisitions of the equity securities of First Indiana Corporation, and such Schedule 13D statement and amendments thereto when signed and filed by the undersigned shall be deemed filed on behalf of each of them.


Date:  December 18, 2000                   /s/  Robert H. McKinney
                                           -------------------------
                                             Robert H. McKinney


                                            /s/  Marni McKinney
                                           -------------------------
                                                 Marni McKinney


                                           THE ROBERT H. McKINNEY
                                           IRREVOCABLE GST TRUST


                                                    /s/  Marni McKinney
                                           By:  ______________________
                                                   Marni McKinney,
                                                        Trustee


                                           THE ROBERT H. McKINNEY
                                           IRREVOCABLE FAMILY TRUST


                                                    /s/  Marni McKinney
                                           By:  ________________________
                                                   Marni McKinney
                                                        Trustee

                                           McKINNEY FAMILY, L.P.


                                                    /s/  Robert H. McKinney
                                           By:  ________________________
                                                   Robert H. McKinney
                                                    General Partner